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                             1940 Act File No. 811-
      As filed with the Securities and Exchange Commission on May 11, 2004


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-8A


  NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT
                               COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:


Name:   JPMORGAN SECURITIES LENDING COLLATERAL INVESTMENT TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                                522 Fifth Avenue
                               New York, NY 10036

Telephone Number (including area code): (617) 557-8826

Name and address of agent for service of process:

                            Gregory L. Pickard, Esq.
                        J.P. Morgan Investor Services Co.
                                73 Tremont Street
                                Boston, MA 02108

                                    Copy to:

                         John E. Baumgardner, Jr., Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES / /     NO /X/

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Item 1. Exact name of registrant.

             JPMorgan Securities Lending Collateral Investment Trust

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                        Massachusetts - February 27, 2004

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                                 Business Trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                               Management Company

Item 5. If registrant is a management company:

        (a) state whether registrant is a "closed-end" company or an "open-end" company;

                                    Open-End

        (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                                   Diversified

Item 6. Name and address of each investment adviser of registrant.

                     J.P. Morgan Investment Management Inc.
                                522 Fifth Avenue
                            New York, New York 10036

Item 7. If registrant is an investment company having a board of trustees, state the name and address of each officer and trustee of registrant.

Officers:

                  George C.W. Gatch, President
                  Patricia A. Maleski, Treasurer
                  Sharon Weinberg, Secretary
                  Avram Stein, Senior Vice President
                  Stephen Ungerman, Vice President and Assistant Treasurer Christopher Martin, Vice President and Assistant Treasurer Joseph J. Bertini, Vice President and Assistant Secretary Wayne Chan, Vice President and Assistant Secretary *Gregory Pickard, Vice President and Assistant Secretary Thomas Smith, Vice President and Secretary
                  Paul DeRusso, Assistant Treasurer
                  Lai Ming Fung, Assistant Treasurer
                  *Brian Hall, Assistant Treasurer
                  Mary Squires, Assistant Treasurer

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The contact address for each of the officers, unless otherwise noted, is
JPMorgan Securities Lending Collateral Investment Trust, 522 Fifth Avenue, New York, NY 10036.

* The contact address for Messrs. Pickard and Hall is J.P. Morgan Investor Services Co., 73 Tremont Street, Boston, MA 02108.

Trustees:

                  Cheryl Ballenger
                  John R. Rettberg
                  John F. Ruffle
                  Kenneth Whipple, Jr.

The contact address for each of the trustees is JPMorgan Securities Lending Collateral Investment Trust, 522 Fifth Avenue, New York, NY 10036.

Item 8. If registrant is an unincorporated investment company not having a board of directors:
        (a) state the name and address of each sponsor of registrant;

        (b) state the name and address of each officer and director of each sponsor of registrant;

        (c) state the name and address of each trustee and each custodian of registrant.

                                 Not Applicable

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                                       No

        (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                                 Not Applicable

        (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                                       No

        (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                                       No

        (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                                 Not Applicable

Item 10. State the current value of registrant's total assets.

                                      $0.00

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Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                       No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                                 Not Applicable

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                                   SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of in the City of Boston and the Commonwealth of Massachusetts on the 11th day of May 2004.


[Seal]
                         JPMORGAN SECURITIES LENDING COLLATERAL INVESTMENT TRUST


                         BY:      /s/ Gregory L. Pickard
                             --------------------------------------------
                                  Gregory L. Pickard
                                  Vice President and Assistant Secretary


Attest:       /s/ Kathleen M. O'Neill
         ----------------------------------------
              Kathleen M. O'Neill
              Vice President, J.P. Morgan Investor Services Co.